May 4, 2020

VIA EDGAR

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	GigCapital3, Inc.

Form S-1 Registration Statement

File No. 333-236626

Dear Mr. Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of GigCapital3, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. New York time on May 5, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, no copies of the Preliminary Prospectus dated April 29, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

NOMURA SECURITIES INTERNATIONAL, INC.
OPPENHEIMER & CO. INC.
As Representatives of the Several Underwriters

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ James Chenard
Name: James Chenard
Title: Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Henry Alfaro
Name: Henry Alfaro
Title: Managing Director

[Signature Page to Acceleration Request Letter]